UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                     Meadowbrook Rehabilitation Group, Inc.
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                                (Name of Issuer)


                              Class A Common Stock
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                         (Title of Class of Securities)


                                  583200 20 9
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                                 (CUSIP Number)


                               Harvey Wm. Glasser
                         2000 Powell Street, Suite 1203
                          Emeryville, California 94608
                                 (510)420-0900
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 9, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 583200 20 9              13D



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   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Harvey Wm. Glasser


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

       Personal Funds of Reporting Person - PF


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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA


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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,203,892
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,203,892
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,203,892

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       46.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN


--------------------------------------------------------------------------------

                                  Schedule 13D


Item 1.  Security and Issuer

     This statement relates to the Class A Common Stock of Meadowbrook Rehabilitation Group, Inc. ("Meadowbrook"). Meadowbrook's executive offices are located at 2000 Powell Street, Suite 1203, Emeryville, California 94608.


Item 2.  Identity and Background

     (a) Harvey Wm. Glasser.

     (b) 2000 Powell Street, Suite 1203, Emeryville, California.

     (c) Chairman of the Board, President and Chief Executive Officer of Meadowbrook Rehabilitation Group, Inc.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of judicial or administrative body of competent jurisdiction resulting in the Reporting Person becoming subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     Of the 1,203,892 shares of Class A Common Stock of Meadowbrook beneficially owned by the Reporting Person, 44,392 shares are owned in the form of Class A Common Stock, and 1,159,500 are owned in the form of Class B Common Stock which are convertible on a one-for-one basis into shares of Class A Common Stock, a security registered under Section 12 of the Securities Exchange Act of 1934. Of such 44,392 shares of Class A Common Stock, 39,392 have been owned by the Reporting Person, since prior to February 1992 (when the Class A Common Stock of Meadowbrook was registered under section 12 of the Securities Exchange Act of
1934) and 5,000 shares were acquired between July 9 and August 26, 1998 at an average purchase price of $0.89 per share. The total purchase price was $4,435.00 and was paid for with personal funds of the Reporting Person.


Item 4.  Purpose of Transaction

     The purpose of the transaction was to acquire additional equity securities of Meadowbrook. The Reporting Person holds his interest in Meadowbrook for investment purposes and has no plans or proposals to acquire additional shares of Meadowbrook Class A Common Stock or with respect to any of the other matters referred to in paragraphs (a) through (j) of this item.


Item 5.  Interest in Securities of the Issuer

     The Reporting Person has sole voting power and sole dispositive power with respect to 1,203,892 shares of Class a Common Stock. Of such shares, 1,159,500 shares are held in the form of Class B Common Stock which is convertible on a one-for-one basis into Class A Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with an Agreement and Plan of Merger among Meadowbrook, Interset (a wholly owned subsidiary of Meadowbrook), Cambio Networks, Inc. (the company to be acquired by Meadowbrook), and certain principal shareholders of Cambio Networks, Inc. (the "Principal Shareholders"), the Reporting Person has agreed to enter into a Voting Agreement pursuant to which the Reporting Person will agree to vote all shares of Meadowbrook owned by him, in favor of the election of three designees of the Principal Shareholders to the Meadowbrook Board of Directors. The foregoing description of the Voting Agreement is qualified in its entirety by the terms of the Voting Agreement, a copy of which is filed as an Exhibit hereto.


Item 7.  Material to be Filed as Exhibits

     Exhibit 1 - Voting Agreement

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 28, 1998                     /s/ Harvey Wm. Glasser
                                          -------------------------------------
                                          Harvey Wm. Glasser

                          EXHIBIT 1 - VOTING AGREEMENT

                                VOTING AGREEMENT


     THIS AGREEMENT is made as of the __th day of ________, 1998 by and among MEADOWBROOK REHABILITATION GROUP, INC. a Delaware corporation (the "Company"), CAMBIO NETWORKS, INC., a California corporation ("Cambio"), HARVEY WM. GLASSER, an individual resident in California ("Glasser") and certain stockholders of
Cambio whose names appear on the signature pages hereto (the "Cambio Stockholders").

     WHEREAS, in order to induce Cambio and the Cambio Stockholders to enter into that certain Agreement and Plan of Merger dated as April 3, 1998 (the "Merger Agreement"), the parties hereto have indicated their willingness to enter into this Agreement upon the terms and conditions set forth below; and

     WHEREAS, the parties hereto enter this Agreement for the additional purpose of confirming the arrangements for election of directors of the Company;

     IT IS HEREBY AGREED AS FOLLOWS:

     1. Agreement to Vote. During the term of this Agreement, and notwithstanding the provisions of Article Four, Section (b)(iii) of the Restated Articles of Incorporation of the Company, Glasser shall vote or act with respect to all shares of the Company's voting securities now owned by him (consisting of 26,261 shares of Class A Common Stock of the Company and 773,000 shares of Class B Common Stock of the Company) and any such shares hereafter acquired by him, whether beneficially or otherwise (the "Shares"), whether at an annual or special meeting of stockholders or by written consent in lieu of such a meeting, in favor of the election of three designees of the Cambio Stockholders (the "Cambio Designees") who shall be reasonably acceptable to Glasser. The Cambio Designees shall initially be __________, __________, and __________. In the event of any vacancy occurring because of the death, resignation, or removal of any Cambio Designee, Glasser shall vote his Shares in favor of the election of any replacement director designated by the Cambio Stockholders and reasonably acceptable to Glasser. In addition, without the consent of a majority in interest of the Cambio Stockholders, Glasser will not vote his Shares in favor of (i) any increase or decrease in the authorized number of directors of the Company, which shall be six as of the effective time of the merger contemplated by the Merger Agreement, or (ii) any amendment of the Bylaws of the Company.

     2. Representations and Warranties of Glasser. Glasser hereby represents and warrants to Cambio and the Cambio Stockholders as of the date hereof in respect of himself as follows:

     a. Authority. Glasser has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Glasser and constitutes a valid and binding obligation of Glasser enforceable in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Glasser or to Glasser's property or assets the effect of which, in any case, would be material and adverse to the ability of Glasser to consummate the transactions contemplated hereby or to comply with the terms hereof.

     b. The Shares.  Glasser is the  beneficial and record owner of, and has the
sole  right  to  vote,  the  Shares.   Glasser  does  not  own,  of  record  and
beneficially, any shares of capital stock of the Company other than the Shares.

     3. Successors in Interest of Glasser. The provisions of this Agreement shall be binding upon the successors in interest of Glasser to any of Glasser's Shares, excluding any purchasers of Shares in the public market.

     4. Covenants of the Company. The Company agrees to take all actions required to ensure that the rights given to Cambio and the Cambio Stockholders hereunder are effective and that Cambio and the Cambio Stockholders enjoy the benefits thereof. Such actions include, without limitation, the use of the Company's best efforts to cause the election of the designees of the Cambio Stockholders, as provided herein, as directors of the Company. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all of the provisions of this Agreement and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the Shareholder hereunder against impairment.

     5. Termination. This Agreement shall terminate upon the earlier of (a) such time as the Cambio Stockholders do not beneficially own twenty percent (20%) or more of the total number of outstanding shares of voting securities of the Company, or (b) _________, 2001.

     6. Amendments and Waivers. Any term hereof may be amended only with the written consent of Glasser and a majority in interest of the Cambio Stockholders. The observance of any term hereof may be waived; (i) with respect to any obligation of the Cambio Stockholders, by the written consent of Glasser; and (ii) with respect to any obligation of Glasser, by the written consent of a majority in interest of the Cambio Stockholders.

     7. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

     8. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware, without regard to the conflict of laws provisions thereof.

     9. Specific Performance. The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

     10.   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     11. Successors and Assigns. Except as otherwise expressly provided in this Agreement, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                          MEADOWBROOK REHABILITATION GROUP, INC.

                                           By

                                           Title


                                           ------------------------------------
                                           Harvey Wm. Glasser


                                           CAMBIO NETWORKS, INC.

                                           By

                                           Title


                                           CAMBIO STOCKHOLDERS:


                                           ------------------------------------
                                           Frederick A. Adler


                                           EURO-AMERICA II, L.P.


                                           By

                                           Title


                                           2001 PARTNERS, L.P.


                                           By

                                           Title



                                           ------------------------------------
                                           Joseph K. Pagano



                                           ------------------------------------
                                           Philip R. Chapman